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                                                                           Exhibit 12

                        WESTERN RESOURCES, INC.
        Computations of Ratio of Earnings to Fixed Charges and
      Computations of Ratio of Earnings to Combined Fixed Charges
          and Preferred and Preference Dividend Requirements
                        (Dollars in Thousands)
                                  Unaudited
                                    Twelve
                                    Months
                                    Ended
                                   June 30,                     Year Ended December 31,
                                     1998          1997        1996        1995        1994        1993
Net Income . . . . . . . . . . .  $  494,012   $  494,094    $168,950    $181,676    $187,447    $177,370
Taxes on Income. . . . . . . . .     376,091      378,645      86,102      83,392      99,951      78,755
    Net Income Plus Taxes. . . .     870,103      872,739     255,052     265,068     287,398     256,125

Fixed Charges:
  Interest on Long-Term Debt . .     150,263      119,389     105,741      95,962      98,483     123,551
  Interest on Other Indebtedness      28,963       55,761      34,685      27,487      20,139      19,255
  Interest on Other Mandatorily
    Redeemable Securities. . . .      18,075       18,075      12,125        372         -           -
  Interest on Corporate-owned
    Life Insurance Borrowings. .      39,551       36,167      35,151      32,325      26,932      16,252
  Interest Applicable to
    Rentals. . . . . . . . . . .      34,275       34,514      32,965      31,650      29,003      28,827
      Total Fixed Charges. . . .     271,127      263,906     220,667     187,796     174,557     187,885

Preferred and Preference Dividend
Requirements:
  Preferred and Preference
    Dividends. . . . . . . . . .       5,486        4,919      14,839      13,419      13,418      13,506
  Income Tax Required. . . . . .       4,176        3,770       7,562       6,160       7,155       5,997
      Total Preferred and
        Preference Dividend
        Requirements . . . . . .       9,662        8,689      22,401      19,579      20,573      19,503

Total Fixed Charges and Preferred
   and Preference Dividend
   Requirements. . . . . . . . .     280,789      272,595     243,068     207,375     195,130     207,388

Earnings (1) . . . . . . . . . .  $1,141,230   $1,136,645    $475,719    $452,864    $461,955    $444,010

Ratio of Earnings to Fixed
 Charges . . . . . . . . . . . .       4.21          4.31        2.16        2.41        2.65        2.36


Ratio of Earnings to Combined Fixed
  Charges and Preferred and Preference
  Dividend Requirements. . . . .       4.06          4.17        1.96        2.18        2.37        2.14



(1)  Earnings are deemed to consist of net income to which has been added income taxes (including net deferred investment tax credit) and fixed charges.  Fixed charges consist of all interest on indebtedness, amortization of debt discount and expense, and the portion of rental expense which represents an interest factor.  Preferred and preference dividend requirements consist of an amount equal to the pre-tax earnings which would be required to meet dividend requirements on preferred and preference stock.
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